Filed by RADA Electronic Industries Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: RADA Electronics Industries Ltd.
Commission File No. 000-15375
Date: August 17, 2022

FOR IMMEDIATE RELEASE

RADA Reports Q2/2022 Results

Netanya, Israel, August 17, 2022 – RADA Electronic Industries Ltd. (NASDAQ: RADA, TASE: RADA) announced today its financial results for the three and six month periods ended June 30, 2022.

Highlights of the second quarter of 2022
•	Quarterly revenues of $23.0 million;
•	Gross margin of 35%;
•	Previously announced merger with DRS proceeding as expected - merger expenses of $2.6 million incurred in the second quarter;
•	Operating loss of $3.0 million;
•	Net loss of $4.4 million;
•	Adjusted EBITDA of $1.8 million representing margin of 7.7%;
•	Quarter-end net cash position of $55.7 million.

Management Comments

Dov Sella, RADA's Chief Executive Officer commented, “As we announced a few weeks ago, similar to what is being experienced by many U.S. defense companies, it is taking longer than we originally expected to recover from the pause in revenue in the U.S. as the resumption of normal spending takes time. Nevertheless, I am pleased that we have not lost any opportunities, it is just a timing issue, and we expect that the second half of the year will be better than the first half”.

Continued Mr. Sella, “I am happy to report that the pending merger with U.S.-based DRS is proceeding as planned and we are actively working to identify top-line synergies within our businesses to actualize post-merger close. The merger creates a leading technology defense company in which RADA will continue to play an important role, with capabilities serving a broad range of high growth U.S. and global budget priorities. We see the merger fulfilling the long-term growth goals of RADA as part of a large and growing U.S. defense group.”

2022 Second Quarter Summary

Revenues totaled $23.0 million in the quarter compared with revenues of $28.3 million in the second quarter of 2021, a decrease of 18%.

Gross profit totaled $8.0 million in the quarter (35% of revenues), a decrease of 29% compared to gross profit of $11.3 million in the second quarter of 2021 (40% of revenues).

Other expenses – $2.6 million of other expenses related to the RADA-DRS merger were recorded in the second quarter of 2022.

Operating loss was $3.0 million in the quarter compared to operating income of $4.5 million in the second quarter of 2021, principally attributable to the expenses related to the RADA-DRS merger.

Net loss was $4.4 million, or $0.09 per share, compared to net income of $10.4 million, or $0.21 per share, in the second quarter of 2021.

Adjusted EBITDA was $1.8 million in the quarter compared to adjusted EBITDA of $6.3 million in the second quarter of 2021.

2022 First Half Summary

Revenues totaled $45.6 million in the first half of 2022 compared with revenues of $53.5 million in the first half of 2021, a decrease of 15%.

Gross profit totaled $15.3 million in the first half of 2022 (34% of revenues), a decrease of 28% compared to gross profit of $21.2 million in the first half of 2021 (40% of revenues).

Other expenses – $2.6 million of expenses related to the RADA-DRS merger were recorded in the second quarter.

Operating loss was $3.9 million in the first half of 2022 compared to operating income of $8.1 million in the first half of 2021. The operating loss was principally attributable to the merger expenses.

Net loss in the first half of 2022 was $5.1 million, or $0.10 per share, compared to net income of $14.2 million, or $0.30 per share, in the first half of 2021.

Adjusted EBITDA was $3.0 million in the first half of 2022 compared to adjusted EBITDA of $11.1 million in the first half of 2021.

As of June 30, 2022, RADA had net cash and cash equivalents of $55.7 million compared to $78.8 million as of year-end 2021. The decrease is mainly attributable to the Company’s inventories increase.

RADA and DRS Merger

On June 21, 2022 RADA and DRS announced an all-stock merger to create a publicly-traded leader in advanced sensing and force protection. Upon completion of the transaction, the combined company expects to be listed on the Nasdaq and on the TASE under the ticker symbol “DRS”.

Investor Conference Call

The Company will host a conference call today, starting at 09:00 am ET. Dov Sella, Chief Executive Officer and Avi Israel, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call:

US: Israel: International:	1-888-723-3164 03-918-0610 +972-3-918-0610	at 9:00 am Eastern Time at 4:00 pm Israel Time

A live webcast of the conference call can be accessed on the RADA website at www.rada.com/investors

For those unable to participate, the teleconference will be available for replay on RADA’s website at www.rada.com beginning 48 hours after the call.

About RADA Electronic Industries Ltd.

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drones applications.

Contact Information

Company Contact: Avi Israel (CFO) Tel: +972-76-538-6200 mrkt@rada.com www.rada.com	Investor Relations Contact: Ehud Helft GK Investor & Public Relations Tel: +1 646 688 3559 rada@gkir.com

Forward Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks related to the pending merger with DRS, in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Information with Regard to non-GAAP Financial Measures

The Company presents its financial statements in accordance with U.S. GAAP. RADA’s management uses supplemental non-GAAP financial measures internally to understand, manage and evaluate its business and make operating decisions. Adjusted EBITDA is provided in this press release and the accompanying supplemental information because management believes this non-GAAP measure is useful for investors and financial institutions as it facilitates operating performance comparisons from period to period. As presented in this release, the term Adjusted EBITDA consists of net profit (loss) according to U.S. GAAP, excluding net financing expenses, taxes, depreciation and amortization and non-cash stock-based compensation expenses. Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income and our other GAAP results. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in the table below.

RECONCILIATION FROM OPERATING INCOME TO ADJUSTED EBITDA

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2022	2021	2022	2021	2021
	(Unaudited)				Audited

Net income (loss)	$(5,080)	$14,215	$(4,395)	$10,443	$25,074
Tax expenses (income), net	719	(6,038)	882	(6,038)	(4,875)
Financial (income) expenses, net	482	(122)	494	97	159
Depreciation	2,448	1,599	1,257	843	3,660
Employees non-cash option compensation	1,775	1,327	908	855	3,022
Other expenses	2,628	-	2,628	-	-
Other non-cash amortization	81	135	-	127	247

Adjusted EBITDA	$3,053	$11,116	$1,774	$6,327	$27,287

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	June 30, 2022	December 31, 2021
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$55,656	$78,746
Restricted deposits	748	492
Trade receivables	28,026	32,747
Contract assets	864	930
Other accounts receivables and prepaid expenses	2,967	1,946
Inventories, net	64,860	48,882

Total current assets	153,121	163,743

LONG-TERM ASSETS:
Equity investment in privately-held company	3,000	3,000
Long-term receivables and other deposits	136	244
Property, plant and equipment, net	20,664	19,888
Deferred tax assets	5,291	5,681
Operating lease right-of-use assets	14,396	11,287
Total long-term assets	43,487	40,100

Total assets	$196,608	$203,843
CURRENT LIABILITIES:
Trade payables	12,627	19,890
Other accounts payable and accrued expenses	13,359	13,445
Advances from customers	1,582	1,763
Contract liabilities	259	474
Operating lease short-term liabilities	2,793	2,262

Total current liabilities	30,620	37,834

LONG-TERM LIABILITIES:
Accrued severance pay and other long-term liabilities	724	783
Deferred tax liabilities	908	-
Operating lease long-term liabilities	11,595	9,160
Total long-term liabilities	13,227	9,943

RADA SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 0.03 par value - Authorized: 100,000,000 shares at June 30, 2022 and December 31, 2021; Issued and outstanding: 49,718,045 at June 30, 2022 and 49,402,847 at December 31, 2021 respectively	497	489
Additional paid-in capital	205,621	203,854
Accumulated deficit	(53,357)	(48,277)
Total equity	152,761	156,066

Total liabilities and equity	$196,608	$203,843

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2022	2021	2022	2021	2021
	(Unaudited)				Audited

Revenues	$45,568	$53,472	$23,061	$28,255	$117,236

Cost of revenues	30,245	32,243	15,081	16,990	69,691

Gross profit	15,323	21,229	7,980	11,265	47,545

Operating expenses:
Research and development	5,795	4,993	2,941	2,555	10,014
Marketing and selling	3,813	2,956	1,930	1,530	6,235
General and administrative	6,966	5,225	3,500	2,678	10,933
Other expenses	2,628	-	2,628	-	-
Net loss from sale of fixed asset	-	-	-	-	5
Total operating expenses	19,202	13,174	10,999	6,763	27,187
Operating income (loss)	(3,879)	8,055	(3,019)	4,502	20,358

Other financial income (expenses), net	(482)	122	(494)	(97)	(159)

Income (loss) before taxes	(4,361)	8,177	(3,513)	4,405	20,199

Tax Income (expenses), net	(719)	6,038	(882)	6,038	4,875

Net income) loss)	$(5,080)	$14,215	$(4,395)	$10,443	$25,074

Basic net income (loss) per ordinary share	$(0.10)	$0.30	$(0.09)	$0.21	$0.52

Diluted net income (loss) per Ordinary share	$(0.10)	$0.29	$(0.09)	$0.20	$0.50

Weighted average number of Ordinary shares used for computing basic net income (loss) per share	49,592,329	47,145,784	49,710,730	49,129,699	48,255,097

Weighted average number of Ordinary shares used for computing diluted net income (loss) per share	51,120,644	49,123,135	51,173,263	51,065,274	50,077,416